

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Robert Grinberg
Chief Executive Officer
Life Clips, Inc.
18851 NE 29th Avenue
Suite 700
Aventura, FL 33180

> **Re: Life Clips, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 30, 2021**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 3, 2021**
> **File No. 024-11514**

Dear Mr. Grinberg:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. Please amend your offering circular to provide the financial statements required by Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Jonathan Leinwand, Esq.